UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 07, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The  Stock  Exchange  of  Hong  Kong  Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS

IN RELATION TO FRAMEWORK AGREEMENT

FRAMEWORK AGREEMENT

The Company announces that on 6 December 2017, the Company and SMNC had entered into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee. The Framework Agreement is for a term of three years commencing on 1 January 2018 and ending on 31 December 2020.

LISTING RULES IMPLICATIONS

As at the date of this announcement, China IC Fund holds approximately 15.06% interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital  Co.,  Limited. Accordingly, it is a  connected person of  the Company at the issuer level pursuant  to the Listing Rules. As at the date of this announcement, the registered capital of SMNC is held as to approximately 51% and 32% by the Group and China IC  Fund,  respectively. SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

As one or more of the applicable percentage ratios in respect of the Annual Caps for Type I CCT, Type II CCT, Type III CCT, Type IV CCT and Type VI CCT (collectively, ‘‘Specific Non-Exempt CCT’’) is 5% or more but less than 25%, such transactions will constitute non- exempt continuing connected transactions under Chapter 14A of the Listing Rules. Accordingly, the Framework Agreement and the Specific Non-Exempt CCT are subject to  the reporting, announcement and Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

As the applicable percentage ratios in respect of the Annual Caps for Type V CCT are more than 0.1% but less than 5%, such transactions are subject to  the reporting, announcement   and annual review requirements, but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As the applicable percentage ratios in respect of the Annual Caps for Type IV CCT are more than 5% but less than 25%, the Type IV CCT also constitute disclosable transactions of the Company and are subject to the reporting and announcement requirements under Chapter     14 of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee has been established to advise and provide  recommendation  to  the  Independent  Shareholders  on  the Framework Agreement and the Specific Non-Exempt CCT (including the Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the  Independent Board Committee and the Independent Shareholders on  the Framework Agreement and the Continued Connected Transactions.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve the Framework Agreement and the Specific Non-Exempt CCT.

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary  Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolution to approve the Framework Agreement and any transactions contemplated thereunder. Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on the resolutions at the EGM.

The Company expects to dispatch a circular on or before 5 January 2018 as time is needed to finalise the contents therein to the Shareholders. The circular contains, among other things,

(i) further details on the Framework Agreement; (ii) a letter from the Independent Board Committee to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice convening the EGM.

FRAMEWORK AGREEMENT

Reference is made to the Company’s announcement dated 30 September 2016, the  circular dated 18 November 2016 and the extraordinary general meeting poll results announcement  dated 6 December 2016 in relation to the execution of a framework agreement (the ‘‘2016 Framework Agreement’’) dated 30 September 2016 between the Company (on behalf of itself and its subsidiaries, other than SMNC) and SMNC (on behalf of itself and its subsidiaries) in relation to the supply of goods and services, leasing of assets, transfer of assets and provision   of technical authorisation or licensing among the parties.

As the term of the 2016 Framework Agreement will end on 31 December 2017, the Company announces that on 6 December 2017, the Company and SMNC entered into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee. The Framework Agreement has a term of three years commencing on 1 January 2018 and ending on 31 December 2020.

Summary of Principal Terms of the Framework Agreement

Execution date:	6 December 2017

Effective period:	Commencing on 1 January 2018 and ending on 31 December 2020. Two months before the expiry date of the Framework Agreement, the parties will consider whether to renew the Framework Agreement.

Parties:	(i) the Company on behalf of itself and its subsidiaries (other than SMNC); and

(ii) SMNC on behalf of itself and its subsidiaries, if any.

Continuing Connected Transactions

Types of transactions

The Continuing Connected Transactions set out in the Framework Agreement will include the following:

1.	Purchase and sale of spare parts, raw materials, photomasks and finished products;
2.

Rendering of or receiving services, including, without limitation, (a) processing  and  testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management and IT service; and (g) water, electricity, gas and heat provision service;

3.	Leasing of assets, such as plant, office premises and equipment;
4.	Transfer of assets;
5.	Provision of technical authorisation or licensing by Group A to Group B, as well as the sharing of research and development costs in relation to 28-nanometer technologies; and
6.	Provision of guarantee by Group A for SMNC’s financing activities.

Pricing of the Continuing Connected Transactions

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles (in ascending order):

(1)	the price prescribed or approved by state or local price control department (if any);
(2)	a reasonable price in accordance with the industry guided price;
(3)

the comparable local market price, which shall be determined after arm’s  length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

(4)

where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate;

(5)

where none of the above general pricing principles are applicable, the price determined by other reasonable means as agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on  a  fair  and  equitable basis.

Where general pricing principles (2) to (5) apply, to the extent possible, each of Group A and Group B will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

As to the price prescribed by the state or local price control department, state-prescribed fees apply to water and electricity, which are relevant to the cost of such services and  are  determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the PRC government may implement a state-prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the  Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

Based on the above general principles and the actual circumstances when entering into the Framework Agreement, the parties further agree to the following specific pricing policies for  the Continuing Connected  Transactions. If  any  particular Continuing  Connected Transaction is not covered by the following policies, or any of the following policies is no  longer  applicable, the parties will use the above general principles to determine the price for the relevant transaction.

Types of Continuing Connected	Pricing policy
Transactions

I.   Purchase and sale of goods

1. Purchase and sale of spare parts between Group A and Group B	The market price of spare parts, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)

2. Purchase and sale of raw materials between Group A and Group B	The market price of raw materials, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)

3. Purchase of photomasks by Group B from Group A	With reference to market price (see general pricing principle (3) above)

4. Sales of finished products by Group B to Group A, which will resell such finished products to third-party customers	With reference to market price (see general pricing principle (3) above)

Types of Continuing Connected	Pricing policy
Transactions

II.   Rendering of or receiving services

1. Mutual rendering of processing and testing service due to Group A and Group B’s production capacity limits of certain types of products	With reference to market price (see general pricing principle (3) above)

2. Provision of sales service by Group A to Group B

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) based on allocation of the sales expenses according to the revenue from the sales plus a subsequent profit rate of 8%

3. Rendering of overseas market promotion and customer service by Group A to Group B

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of the sales expenses according to the revenue from the sales plus a subsequent profit rate of 8%

4. Rendering of procurement service by Group A to Group B

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of procurement department expenses according to working hours or workload plus a subsequent profit rate of 5%

5. Provision of research, development and experiment support service by Group A to Group B	With reference to market price (see general pricing principle (3) above)

6. Rendering of comprehensive administration, logistics, production management and IT service by Group A to Group B

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of labour cost and relevant resources consumption according to the proportion of working hours or workload plus a subsequent profit rate of 5%, or with reference to market price provided by independent  third parties

7. Provision of water, electricity, gas and heat by Group A to Group B

The price prescribed or approved by state or local price control department (if any) (see general pricing principle (1) above) or with reference to market price (see general pricing principle (3) above)

Types of Continuing Connected	Pricing policy
Transactions

III.   Leasing of assets

1. Leasing of plant and office by Group A to Group B	With reference to market price (see general pricing principle (3) above)

2. Mutual leasing of equipment	With reference to market price (see general pricing principle (3) above)

IV.   Transfer of assets

1. Mutual transfer of equipment	With reference to market price (see general pricing principle (3) above)

V.   Provision of technical authorisation or licensing

1. Provision of technical authorisation or licensing by the Company to SMNC	With reference to market price (see general pricing principle (3) above)

2. Sharing of research and development costs in relation to 28-nanometer technologies	The price determined by other reasonable means as agreed upon by both parties (see general pricing principle (5) above)

VI.   Provision of guarantee for financing activities

1. Provision of guarantee by Group A for Group B’s financing activities	With reference to market price (see general pricing principle (3) above)

Considering the general principles and the detailed pricing policies, the Directors (excluding  the independent non-executive Directors) are of the view that the methods and procedures are sufficient to ensure that the Continuing Connected Transactions will be conducted on normal commercial terms or better and not prejudicial to the interests of the  Company  and  its  minority Shareholders.

Payment

The consideration of the Continuing Connected Transactions will be paid in accordance with  the relevant implementation agreement to be entered into for each transaction and will  be funded by the relevant parties’ internal resources. The Company will monitor closely as an ongoing process the relevant transactions to ensure the Annual Caps for each type of  Continuing Connected Transactions are not exceeded.

Other Terms

The terms of the Framework Agreement are subject to compliance with applicable laws and regulations including the requirements of any regulatory authorities (including but not limited  to the Stock Exchange and the New York Stock Exchange, Inc.).

THE ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amounts

The historical transaction amounts between Group A and Group B for the transactions contemplated under the 2016 Framework Agreement are as follows:

Nature of Continuing Connected Transactions	Continuing Connected Transactions For the Year Ended 31 December 2016(1)	Transactions For the Year Ended 31 December 2016(2)	From 1 January 2017 to 31 October 2017(3)
	(US$ million)	(US$ million)	(US$ million)

Type I CCT	168.7	249.8	406.1
Type II CCT	23.8	87.6	30.5
Type III CCT	0.4	0.9	0.6
Type IV CCT	—	—	—
Type V CCT	69.1	69.1	—

Note:

(1)	Representing the amounts of transactions constituting continuing connected transactions (as defined in the Listing Rules) upon the completion of Capital Contribution on 30 June 2016.
(2)	Representing the amounts of all transactions between Group A and Group B for the year ended 31 December 2016.
(3)	Unaudited.

Guarantees Provided by the Company to SMNC

The Company has also provided guarantees in respect of certain rental payable by SMNC with respect to its operating lease of equipment to support SMNC’s daily operation and business development. As at 31 December 2016 and 31 October 2017, the total amount of financial liabilities of SMNC in respect of which the Company provided guarantee was approximately US$59.4 million and US$220 million, respectively.

Annual Caps

The Annual Caps for the Continuing Connected Transactions between the parties are set out below:

	For the year ending 31 December
Nature of Continuing Connected Transactions	2018 (US$ million)	2019 (US$ million)	2020 (US$ million)

Type I CCT	900	1,100	1,500
Type II CCT	100	150	200
Type III CCT	200	200	200
Type IV CCT	200	200	200
Type V CCT	100	100	100
Type VI CCT	1,000	1,000	1,000

In arriving at the Annual Caps, the Company has considered various factors including since its establishment in June 2013, SMNC had grown and expanded its business operations significantly. It is expected that  SMNC  will  continue to  increase its  manufacturing capacity as well as work closely with its existing 28nm and 40nm customers and develop new clients and products. The Company has also considered the historical transaction amounts between the Company and SMNC in respect of the Continuing Connected Transactions, and reasonable factors such as the expected occurrences of Continuing Connected Transactions in light of current market conditions of the semiconductor industry and the technological capability and future business plans of the Company.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

Apart from provision of guarantee for financing activities, the Continuing Connected Transactions under the Framework Agreement is in substance a continuation of the transactions carried out under the 2016 Framework Agreement.

SMNC operates a 12-inch wafer fab with advanced process capability. As the market demand for advanced process continue to surge, the Company has been allocating and will continue to allocate majority of its advanced node manufacturing to SMNC to ensure future wafer production needs of the Company are met.

The Company believes that advancement in technology is one of the key growth factors. With respect to advanced nodes of 28nm and 40nm, which is one of the development focuses of the Group, the Group recorded a revenue growth of more than 90% in 2016 as compared to  the  year of 2015, and more than 30% during the first three quarters of 2017 as compared to the corresponding period in 2016. The continuous cooperation with SMNC,  throughout  the  various steps in production as reflected in the Continuing Connected Transactions, helps the Company to meet demand from its customers and to attain higher  profitability, especially for the advanced nodes.

The business partnership between the Company and SMNC has helped to eliminate some duplicated efforts on introducing and manufacturing advanced nodes for IC design houses, therefore reducing the time to market and some overhead expenses for both parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be  able to enhance its position in the industry and benefit from the increase in its economies of scale.

As SMNC had been continuously expanding its manufacturing capacity, the Company can therefore leverage SMNC’s manufacturing capacity to expand the Company capacity based on its advanced technology in a capital-efficient manner.

The Directors (excluding the independent non-executive Directors whose view will be given after taking into account the advice from the Independent Financial Adviser) are of the view  that the terms of the Framework Agreement including the Annual Caps are fair and reasonable, and the entering into of the Framework Agreement and the Continuing Connected Transactions contemplated thereunder are on normal commercial terms or better,  in  the ordinary and usual course of business of the Group and in the interests of the Company and     the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, China IC Fund holds approximately 15.06% interest in   the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited. Accordingly, it is a connected person of the Company at the issuer  level  pursuant  to  the Listing Rules. As at the date of this announcement, the registered capital of SMNC is held as    to approximately 51% and 32% by the Group and China IC Fund, respectively. SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

As one or more of the applicable percentage ratios in respect of the Annual Caps for Type I CCT, Type II CCT, Type III CCT, Type IV CCT and Type VI CCT (collectively, ‘‘Specific Non-Exempt CCT’’) is 5% or more but less than 25%, such transactions will constitute non- exempt continuing connected transactions under Chapter 14A of the Listing Rules. Accordingly, the  Framework Agreement and  the Specific Non-Exempt CCT  are  subject to  the reporting, announcement and Independent Shareholders’  approval  requirements  of Chapter 14A of the Listing Rules.

As the applicable percentage ratios in respect of the Annual Caps for Type V CCT are more  than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As the applicable percentage ratios in respect of the Annual Caps for Type IV CCT are more than 5% but less than 25%, the Type IV CCT also constitute disclosable transactions of the Company and are subject to  the reporting and announcement requirements under Chapter 14    of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee has been established   to advise and provide recommendation to the Independent Shareholders on the Framework Agreement and the Specific Non-Exempt CCT (including the Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Framework Agreement and the Continuing Connected Transactions.

GENERAL

At the EGM, ordinary resolutions will be proposed to the  Independent  Shareholders  to  approve the Framework Agreement and the Specific Non-Exempt CCT (including the Annual Caps).

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolution to approve the Framework Agreement and any transactions contemplated thereunder. Apart from Xinxin (Hongkong) Capital Co., Limited    and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on the resolutions at the EGM.

The Company expects to dispatch a circular on or before 5 January 2018 as time is needed to finalise the contents therein to the Shareholders. The circular contains, among other things, (i) further details on the Framework Agreement; (ii) a letter from the Independent Board Committee to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice convening the EGM.

No Director was considered to have a material interest in the  Framework Agreement on  the date of the Board meeting authorising the Framework Agreement which would have required  the Director to abstain from voting at the relevant Board meeting.

INFORMATION ABOUT THE PARTIES

Information on the Company

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a  majority-owned  200mm  fab.  SMIC  also  has  marketing  and customer service offices in the U.S., Europe, Japan, and Taiwan, and a  representative  office in Hong Kong.

Information on SMNC

SMNC is a joint venture company established in the PRC pursuant to the joint venture agreement dated 3 June 2013, the equity capital of which is owned as to 12.5% by SMIC  Beijing, 13% by the Company, 25.5% by SMIC Holdings and 32% by China IC Fund. The remaining equity capital of SMNC is owned by ZDG, IDIMC, Beijing Semi Fund and E-Town Capital and none of them owns 10% or more equity capital of SMNC. SMNC is primarily engaged in manufacturing and trading of semiconductor products.

DEFINITIONS

In this announcement the following words have the following meanings unless the context requires otherwise:

‘‘Annual Caps’’

the proposed annual caps for the period ending 31 December, 2018, 2019 and 2020 in relation to each type of Continuing Connected Transaction which are more fully set out in the section headed ‘‘The  Annual Caps  and Basis  of Determination — Annual Caps’’ above;

‘‘associates’’	shall have the meaning assigned to it under the Listing Rules;

‘‘Beijing Semi Fund’’	北京集成電路製造和裝備股權投資中心（ 有限合夥） (Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership)*), a company established under the laws of the PRC;

‘‘Board’’	the board of Directors;

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC;

‘‘Company’’

Semiconductor Manufacturing  International  Corporation  ( 中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the  New York Stock Exchange, Inc.;

‘‘Continuing Connected Transactions’’	the non-exempt continuing connected transactions contemplated under the Framework Agreement which includes Type I CCT, Type II CCT, Type III CCT, Type IV CCT, Type V CCT and Type VI CCT;

‘‘Director(s)’’	the director(s) of the Company;

‘‘E-Town Capital’’	北京亦莊國際投資發展有限公司 (Beijing E-Town International Investment & Development Co., Ltd.*), a limited liability company established under the laws of the PRC;

‘‘EGM’’	the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Framework Agreement and the Specific Non-Exempt CCT;

‘‘Framework Agreement’’	the framework agreement entered into between the Company and SMNC on 6 December 2017 in relation to Continuing Connected Transactions;

‘‘Group’’	the Company and its subsidiaries;

‘‘Group A’’	the Company and/or its subsidiaries (other then SMNC and its subsidiaries);

‘‘Group B’’	SMNC and/or its subsidiaries;

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC;

‘‘IDIMC’’	北京工業發展投資管理有限公司 (Beijing Industrial Developing Investment Management Co., Ltd.*), a company established under the laws of the PRC;

‘‘Independent Board Committee’’

the independent committee of the Board that consists of all independent non-executive Directors who have no direct or indirect interest in the Framework Agreement other than,  where applicable, being a Shareholder;

‘‘Independent Financial Adviser’’

Messis Capital Limited, a licensed cooperation to carry  out  type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), and being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Agreement and the Continuing Connected Transactions;

‘‘Independent Shareholders’’	in relation to the Framework Agreement, Shareholders other than Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Shareholder(s)’’	the holder(s) of the Share(s);

‘‘Shares’’	ordinary shares of par value US$0.004 each in the capital of the Company listed on the Stock Exchange;

‘‘SMIC Beijing’’

中芯國際集成電路製造（北京）有限公司  (Semiconductor   Manufacturing International  (Beijing)  Corporation*),  a  wholly foreign-owned enterprise established under the laws of the PRC and a wholly- owned subsidiary of the Company;

‘‘SMIC Holdings’’	中芯國際控股有限公司 (SMIC Holdings Corporation*), a limited liability company established under the laws of the PRC and a wholly-owned subsidiary of the Company;

‘‘SMNC’’	中芯北方集成電路製造（北京）有限公司 (Semiconductor Manufacturing North China (Beijing) Corporation*), a company established under the laws of the PRC pursuant to the joint venture agreement dated 3 June 2013;

‘‘Specific Non-Exempt CCT’’	Type I CCT, Type II CCT, Type III CCT, Type IV CCT and Type VI CCT;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘Type I CCT’’	the transactions contemplated under the Framework Agreement in relation to purchase and sale of goods;

‘‘Type II CCT’’	the transactions contemplated under the Framework Agreement in relation to rendering of or receiving services;

‘‘Type III CCT’’	the transactions contemplated under the Framework Agreement in relation to leasing of assets;

‘‘Type IV CCT’’	the transactions contemplated under the Framework Agreement in relation to transfer of assets;

‘‘Type V CCT’’	the transactions contemplated under the Framework Agreement in relation to provision of technical authorisation or licensing;

‘‘Type VI CCT’’	the transactions contemplated under the Framework Agreement in relation to provision of guarantee;

‘‘U.S.’’ or ‘‘United States’’	the United States of America;

‘‘US$’’	United States dollar, the lawful currency of the United States;

‘‘ZDG’’	中關村發展集團股份有限公司 (Zhongguancun Development Group*), a company established under the laws of in the PRC; and

‘‘%’’	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 7 December 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief  Executive  Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang Jason

Jingsheng Cong

*For identification purposes only